                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   _________________________________________

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                                  EXOGEN, INC.
                                (Name of Issuer)


                         Common Shares, $.0001 Par Value
                         (Title of Class of Securities)


                                  302092 10 1
                                 (CUSIP Number)


                                Robert A. Lucas
                         Smith & Nephew Holdings, Inc.
                                1450 Brooks Road
                               Memphis, TN  38116
                                 (901) 396-2121
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 10, 1998
            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                              (Page 1 of 12 Pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 302092 10 1                                    PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Smith & Nephew Holdings, Inc. 51-0377156

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            820,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             820,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      820,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 302092 10 1                                    PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Smith & Nephew PLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England and Wales
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            820,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             820,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      820,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

  CUSIP NO. 302092 10 1       13D                           Page 4 of  12 Pages


  This Schedule 13D filed jointly by Smith & Nephew plc ("Parent") and Smith & Nephew Holdings, Inc. ("S&N") relates to the common stock, par value $.0001 per share ("Exogen Common Stock") of Exogen, Inc., a Delaware corporation ("Exogen"), and is being filed pursuant to Rule 13D-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act")


  Item 1.  Security and Issuer.

       This statement relates to the Exogen Common Stock. Exogen is a Delaware corporation, the principal executive offices of which are located at 10 Constitution Avenue, Piscataway, NJ 08855


  Item 2.  Identity and Background.

       This Statement is being filed by the Parent and by S&N.

       The Parent is a corporation incorporated under the laws of England and Wales. Its principal executive offices are located at 2 Temple Place, London, England WC2R 3BP. It is engaged in the medical and healthcare business.

       S&N, an indirect wholly owned subsidiary of Parent, is a corporation incorporated under the laws of Delaware. Its principal executive offices are located at One Commerce Square, 1201 N. Orange Street, Suite 788, Wilmington, Delaware 19801-1119. It is a holding company.

       Annex A, attached hereto and incorporated by reference, sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and of each director of Parent.

       Neither Parent nor any of the persons listed in Annex A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       Neither Parent nor any of the persons listed on Annex A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       Annex B, attached hereto and incorporated by reference, sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and of each director of S&N.

  CUSIP NO. 302092 10 1       13D                           Page 5 of  12 Pages


       Neither S&N nor any of the persons listed in Annex B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       Neither S&N nor any of the persons listed on Annex B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.


  Item 3. Source and Amount of Funds or Other Consideration.

       Pursuant to a Stock Purchase Agreement dated August 10, 1998 (the "Agreement") among S&N and Exogen, S&N acquired the Exogen Common Stock for $4,100,000 purchase price obtained from working capital.


  Item 4. Purpose of Transaction.

       The purpose of acquiring the shares is for investment.


  Item 5. Interest in Securities of the Issuer.

       Eight Hundred Twenty Thousand (820,000) shares of Exogen Common Stock were acquired by S&N from Exogen representing approximately 6.5% of the 12,702,718 issued and outstanding shares. S&N has the option to acquire additional shares of Exogen Common Stock in an amount equal to the difference between (A) the number of shares of Exogen Common Stock equal to 19% of the number of shares issued and outstanding at the time the option is exercised (after giving effect to the number of shares issuable upon exercise of the option) and (B) 820,000. The option to purchase additional shares is exercisable only if S&N exercises an option to enter into a Global Stocking Distribution Agreement with Exogen no later than August 10, 2001 and would remain exercisable for a period of two years after exercise of the option to enter into such an agreement.

       The number of shares of Exogen Common Stock as to which S&N has:

       (i)   sole power to vote or direct the vote is 820,000 shares;

       (ii)  shared power to vote or to direct the vote is 0 shares;

       (iii) sole power to dispose or to direct the disposition is 820,000;
             and

  CUSIP NO. 302092 10 1       13D                           Page 6 of 12 Pages


       (iv)  shared power to dispose or direct the disposition is 0.

       No other transactions in Exogen Common Stock were effected by Parent or S&N within the past sixty days.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       The following contracts were executed concurrently with the acquisition of the securities: a Master Agreement between Exogen and Smith & Nephew, Inc. (a wholly-owned subsidiary of S&N); Common Stock Purchase Agreement between Exogen and S&N; United States Sales Representative Agreement between Exogen and Smith & Nephew, Inc. relating to the sale of Exogen's products in the United States; License Agreement between Exogen and Smith & Nephew, Inc. (all of which are filed as Exhibits to Exogen's 8K Report dated August 11, 1998); and other transactional documents between Exogen and S&N or Smith & Nephew, Inc.

       The Master Agreement between Exogen and Smith & Nephew, Inc. provides for the following options and rights: right to acquire additional shares of Exogen Common Stock as described under Item 5; right of first negotiation for future arrangements with respect to certain products; and right of first negotiation for the purchase of substantially all of the assets of Exogen or the merger, consolidation, recapitalization, issuance of shares of capital stock or other transaction, as a result of which the shareholders of Exogen immediately prior to the transaction would own less than a majority of the voting securities of the surviving entity after the transaction; right to convert the Sales Representative Agreement for the Untied States to a Stocking Distribution Agreement for the United States; right to enter into a Global Stocking Distribution Agreement; and right of first negotiation to enter into Stocking Distribution Agreements for individual countries. Most of the foregoing rights and options can only be exercised upon the satisfaction of certain conditions. The Master Agreement also provides, among other things, that until the earlier of August 1, 2008 or termination of the Master Agreement and all agreements contemplated thereby, and except as specifically provided for in the Master Agreement, without the prior written approval of Exogen's board of directors, Smith & Nephew, Inc. will not (i) acquire any Exogen Common Stock (or securities exchangeable, convertible or exercisable therefor) other than as contemplated in the Master Agreement and other than securities issued as dividends on shares of Exogen Common Stock purchased by S&N pursuant to the Master Agreement; (ii) commence a tender offer for more than 20% of the then outstanding shares of Exogen Common Stock; or (iii) make any public announcement relating to (i)or (ii) above; provided, that the foregoing shall not be applicable in the event that any person or persons acting in concert not affiliated with Smith & Nephew, Inc. (as defined in the regulations under the Securities Exchange Act of 1934) (A) acquires or makes a tender offer for outstanding Common Stock of Exogen equal to or greater than 20% of the outstanding shares of Exogen Common Stock (other than in an underwritten public offering) or (B) indicates publicly its intention to effect such a transaction.

  CUSIP NO. 302092 10 1       13D                            Page 7 of 12 Pages


  Item 7. Material to be Filed as Exhibits.

               Exhibit I   - Agreement of Joint Filing

               Exhibit II  - Master Agreement, dated August 10, 1998 between
                             Exogen, Inc. and Smith & Nephew, Inc. (1)

               Exhibit III - Common Stock Purchase Agreement dated August 10,
                             1998 between Exogen, Inc. and Smith & Nephew
                             Holdings, Inc. (1)

               Exhibit IV  - United States Sales Representative Agreement dated
                             August 10, 1998 between Exogen, Inc. and Smith & Nephew, Inc. (1)

               Exhibit V   - License Agreement dated August 10, 1998 between
                             Exogen, Inc. and Smith & Nephew, Inc. (1)


               (1) Incorporated by reference to exhibit to Current Report on
                   Form 8-K filed with the Securities and Exchange Commission on September 23, 1998 by Exogen, Inc. (File No. 0-26154)

                                   SIGNATURE
                                   ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                                              /s/ P. David Southworth
                                              -----------------------
                                       Title:     President
                                       Dated:     December 18, 1998

  CUSIP NO. 302092 10 1       13D                           Page 8 of 12 Pages


                                    ANNEX A
                                    -------

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                               SMITH & NEPHEW PLC


------------------------------------------------------------------------------------------
           Name                     Position                  Address         Citizenship
------------------------------------------------------------------------------------------
John H. Robinson               Chairman                Smith & Nephew plc       British
                                                       2 Temple Place
                                                       Victoria Embankment
                                                       London
                                                       WC2R 3BP
------------------------------------------------------------------------------------------
Christopher J. O'Donnell       Chief Executive         Smith & Nephew plc       British
                                                       2 Temple Place
                                                       Victoria Embankment
                                                       London
                                                       WC2R 3BP
------------------------------------------------------------------------------------------
Jack R. Blair                  Executive Director      Smith & Nephew, Inc.     USA
                               (responsible for        1450 Brooks Road
                               America                 Memphis
                               and Japan)              Tennessee 38116
                                                       USA
------------------------------------------------------------------------------------------
Alan R. Fryer                  Executive Director      Smith & Nephew Europe    British
                               (responsible for UK,    Alum Rock Road
                               Europe and Africa)      Birmingham
                                                       B8 3DZ
------------------------------------------------------------------------------------------
Peter Hooley                   Finance Director        Smith & Nephew plc       British
                                                       2 Temple Place
                                                       Victoria Embankment
                                                       London
                                                       WC2R 3BP
------------------------------------------------------------------------------------------
Sir Anthony Cleaver            Non-Executive Director  AEA Technology plc       British
                                                       15 Lower Regent Street
                                                       London
                                                       SW2Y 4 LR
------------------------------------------------------------------------------------------
Sir Timothy Lankester          Non-Executive Director  School of Oriental and   British
                                                       African Studies
                                                       Thornbough Street
                                                       Russell Square
                                                       London
                                                       WC1H 0XG
------------------------------------------------------------------------------------------
Dr. Nancy Lane                 Non-Executive Director  Dept. of Zoology,        British
                                                       University of Cambridge
                                                       Downing Street
                                                       Cambridge
                                                       CB23EJ
------------------------------------------------------------------------------------------

  CUSIP NO. 302092 10 1       13D                           Page 9 of 12 Pages

------------------------------------------------------------------------------------------------
           Name                     Position                  Address             Citizenship
------------------------------------------------------------------------------------------------
  Sir Brian Pearse             Non-Executive             Smith & Nephew plc       British
                               Director                  2 Temple Place
                                                         Victoria Embankment
                                                         London
                                                         WC2R 3BP
------------------------------------------------------------------------------------------------
Dr. Rolf Stomberg              Non-Executive Director    22 Hill Street           German
                                                         Mayfair
                                                         London
------------------------------------------------------------------------------------------------
Pierre J. Neethling            (responsible for Asia     Smith & Nephew Ptc Ltd   South African
                               and                       112 Lavender Street
                               Australasia)              #03-00 Chuan Building
                                                         Singapore 338728
------------------------------------------------------------------------------------------------
Michael G. Parson              Company Secretary         Smith & Nephew plc       British
                                                         2 Temple Place
                                                         Victoria Embankment
                                                         London
                                                         WC2R 3BP
------------------------------------------------------------------------------------------------
Alan Suggett                   (responsible for Group    Smith & Nephew           British
                               Research & Development)   Group Research Centre
                                                         York Science Park
                                                         Heslington
                                                         York
                                                         YO1 5DF
------------------------------------------------------------------------------------------------

  CUSIP NO. 302092 10 1       13D                           Page 10 of 12 Pages


                                    ANNEX B
                                    -------

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                         SMITH & NEPHEW HOLDINGS, INC.

NAME                 POSITION                ADDRESS               CITIZENSHIP
----                 --------                -------               -----------
David Southworth     President, Director     1650 Brooks Road         British
                                             Memphis, TN 38116

Ron Sparks           Vice President,         160 Dascomb Road         U.S.A.
                     Secretary, Treasurer,   Andover, MA 01810
                     Director

Cliff Lomax          Assistant Secretary     1650 Brooks Road         U.S.A.
                                             Memphis, TN 38116

Larry Bobiak         General Manager         1201 N. Orange Street    U.S.A.
                                             Suite 788
                                             Wilmington, DE 19801

  CUSIP NO. 302092 10 1       13D                           Page 11 of 12 Pages


                                 EXHIBIT INDEX
                                 -------------


              Exhibit I   - Agreement of Joint Filing

              Exhibit II  - Master Agreement, dated August 10, 1998 between
                            Exogen, Inc. and Smith & Nephew Holdings, Inc. (1)

              Exhibit III - Common Stock Purchase Agreement dated August 10,
                            1998 between Exogen, Inc. and Smith & Nephew
                            Holdings, Inc. (1)

              Exhibit VI -  United States Sales Representative Agreement dated
                            August 10, 1998 between Exogen, Inc. and Smith & Nephew, Inc. (1)

              Exhibit V   - License Agreement dated August 10, 1998 between
                            Exogen, Inc. and Smith & Nephew, Inc. (1)

              (1) Incorporated by reference to exhibit to Current Report on Form
                  8-K filed with the Securities and Exchange Commission on September 23, 1998 by Exogen, Inc. (File No. 0-26154)

  CUSIP NO. 302092 10 1       13D                           Page 12 of 12 Pages


                                   EXHIBIT I
                                   ---------

                           Agreement of Joint Filing


       Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

  Date: December 14, 1998            SMITH & NEPHEW PLC



                                     By:    /s/ Michael G. Parson
                                            ---------------------
                                     Name:      Michael G. Parson
                                     Title:     Company Secretary



                                     SMITH & NEPHEW HOLDINGS, INC.

                                     By:    /s/ P. David Southworth
                                            -----------------------
                                     Name:      P. David Southworth
                                     Title:          President